Our ref 20/681/7440



Attn: Ms. Christina Chalk
United States Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
USA


February 8, 2005

Dear Ms. Chalk,

TRENWICK GROUP LIMITED (IN PROVISIONAL LIQUIDATION) ("TGL")
LASALLE RE HOLDINGS LIMITED (IN PROVISIONAL LIQUIDATION) ("LSRH")
(COLLECTIVELY "THE COMPANIES")

Further to your letter of January 25, 2005 to John Wardrop and myself, the Joint Provisional Liquidators ("JPLs") of LSRH and TGL and our subsequent telephone conference call with you on January 28, 2005, in this letter we summarise the background to our appointment and as requested provide you with the following further information regarding the position of both LSRH and TGL.

    A. TGL is the ultimate holding company in the Trenwick group. Effectively the insurance business of the Trenwick group in the US, UK and Bermuda was carried on under the respective TGL subsidiaries, Trenwick America Corporation ("TAC"), Trenwick Holdings Limited ("THL") and LSRH. All of the insurance business within the Trenwick group is now in run-off; that is, no TGL subsidiaries are writing any new insurance business and they are proceeding with an orderly wind down of their operations. Run-off involves processing and paying claims arising under policies written before the subsidiaries ceased writing business. Run-off is likely to proceed for several more years until all insurance liabilities have crystallised.

    B. On August 20, 2003, TGL and LSRH filed insolvency proceedings in the Supreme Court of Bermuda (the "Bermuda Court") and in the United States Bankruptcy Court for the District of Delaware (the "Bankruptcy Court") under Chapter 11 of the US Bankruptcy Code. On August 20, 2003 the Bankruptcy Court granted TGL, LSRH and TAC an order for Chapter 11 protection. On August 22, 2003, the Bermuda Court granted an order appointing the JPLs in respect of TGL and LSRH. Therefore, in Bermuda, the Companies are in what is commonly known as provisional liquidation. The Bermuda Court granted the JPLs the power to oversee the continuation and reorganization of the Companies businesses under the control of their boards of directors and under the supervision of the Bankruptcy Court and the Bermuda Court.

                             Trenwick Group Limited (in provisional liquidation)
                        LaSalle Re Holdings Limited (in provisional liquidation)
                                                                     22/681/7440
                                                                February 8, 2005




    C. During the insolvency proceedings, various Trenwick group assets were sold, as a result of a deal in effect between the Trenwick group's two main creditor groups: the unsecured creditors and a group of banks ("the LOC Banks"). Through guarantees and pledges issued, the LOC Banks will be secured creditors of TGL and LSRH, in the likely event of a drawdown on letters of credit, which the LOC Banks provided to support Trenwick's underwriting at Lloyd's of London. Until such a drawdown, the LOC Banks are secured contingent creditors of the Companies.

    D. As the insolvency proceedings did not require a plan of reorganisation for TGL and LSRH, the Bankruptcy Court entered an order (the "Dismissal Order") on November 2, 2004 dismissing the Chapter 11 cases of TGL and LRSH. The Dismissal Order became effective on November 19, 2004. By order of the Bermuda Court, dated November 19, 2004, ("the November Order") the powers of the Board of Directors of TGL and LSRH ceased and the JPLs' powers were extended from oversight of the restructuring to full powers of control of the Companies, for the purposes of ascertaining, collecting and preserving the assets of the Companies, pending the making of a wind-up order (following which the liquidation of the Companies would commence).

    E. Although the Chapter 11 proceedings against the Companies have been dismissed, the provisional liquidations of the Companies are being continued, subject to obtaining funds to pay the JPLs and their professionals' outstanding and future costs, until the plan of reorganisation for TAC has reached its effective date, in order to preserve certain tax losses within the Trenwick group.

    F. As you are aware LaSalle Cover Company LLC ("LCL") has made a tender offer to purchase up to 50% of the Series A Preferred Shares of LSRH ("the Tender Offer"). The preferred shares carry a preference dividend on a liquidation of $25 per share. In addition, LCL stated in the Tender Offer that there is $4.92 per preference share of accrued but unpaid dividends as at December 31, 2004. These accrued but unpaid dividends are also payable on a liquidation in preference to payments to other shareholders. However, these amounts are only payable to the extent that there are any assets remaining after the expenses of the liquidation and all creditors of LSRH have been paid in full. Based on what the JPLs' have learned in their limited role to date, it appears unlikely that the preferred shareholders of LSRH will receive any distribution from the eventual liquidation of LSRH. This attempt to purchase shares in an insolvent company in Bermuda is extremely unusual. We have not attempted to carry out any investigation or analysis of LSRH in order to put us in a position to offer the preferred shareholders advice as to whether or not to accept the Tender Offer, as there are no assets available in LSRH to fund such an investigation. Further, we consider such work to be outside the scope of our appointment by the Bermuda Court, as set out in the November Order and contrary to our duties as JPLs.



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


                             Trenwick Group Limited (in provisional liquidation)
                        LaSalle Re Holdings Limited (in provisional liquidation)
                                                                     22/681/7440
                                                                February 8, 2005



    G. The JPLs' duty as officers of the Bermuda Court is to preserve the assets of LSRH (and TGL) for the benefit of the creditors, as the Companies are insolvent. It would not be appropriate for the JPLs to utilise a significant proportion of funds in an insolvent company's estate to carry out significant investigations as to why a third party would want to buy other shareholders' shares in that insolvent company. The shareholders in a Bermudian liquidation would only receive a distribution if there were any funds remaining after payment of liquidation expenses and creditors in full, which would be very unusual as this would mean that the company was in fact solvent.

    H. We have reached out to Seth Hamot and Andrew Siegel, the principals behind LCL, by way of a conference call in order to attempt to gain an understanding of their motivation for attempting to buy preference shares in an insolvent company. This conference call did not shed any further light in this regard.

    I. As a result of this tender offer, the JPLs have prepared and filed a formal response to the Tender Offer by way of Schedule 14D-9. We are aware that the Companies have no employees and whilst the JPLs are keen to cooperate with the United States Securities and Exchange Commission ("SEC"), we will need to minimise any further work the JPLs and their professionals perform, as there is no cash available to the JPLs to fund further costs in these provisional liquidations.

    J. The JPLs intend to file an amendment to Schedule 14D-9 as soon as practicable in order to provide the preference shareholders of LSRH with further information. As you previously requested, the JPLs' US Counsel will then mail their amended Schedule 14D-9 to all the named shareholders of LSRH. We are mindful however of the limited timeframe for this mailing to occur within. Also, we understand that LCL did not mail all the preference shareholders of LSRH a copy of the Tender Offer as, last week, LCL requested and the JPLs provided LCL with a copy of the share register. Please advise whether LCL have stated a willingness to further extend the Tender Offer closing deadline from the existing deadline of February 18, 2005.

    K. As discussed with you, the JPLs consider that it would be in the best interests of LSRH to terminate its reporting obligations under Section 12(g) of the SEC of 1934 ("the Exchange Act") as soon as practicable, in order to avoid the costs associated with future reporting and compliance obligations with the SEC. Accordingly, the JPLs intend to file a Form 15 with the SEC as soon as practicable terminating the registration under Section 12(g) of the Exchange Act of LSRH's Series A Preferred Stock, par value $1.00 per share ("the LSRH Preferred Stock"). The JPLs are aware that as at January 1, 2005 there were less than 60 holders of record of LSRH Preferred Stock. The duty to file reports under Section 15(d) of the Exchange Act was automatically suspended for the 2005 fiscal year. The JPLs intend to notify the SEC of that fact on the same Form 15 to be filed with respect to the termination of registration under Section 12 (g).



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

                             Trenwick Group Limited (in provisional liquidation)
                        LaSalle Re Holdings Limited (in provisional liquidation)
                                                                     22/681/7440
                                                                February 8, 2005



    L. With regard to the continuing registration of TGL and continuing reporting and compliance obligations with the SEC, please advise us of the appropriate person to correspond with in this regard.

In addition to our comments outlined above, we have the following comments in respect to the numbered queries in your letter date January 25, 2005:

    1. The JPLs understand that the Companies are currently up to date with their filing obligations under the Exchange Act. In that regard, in reliance on the position of the staff of the SEC expressed in Staff Legal Bulletin No.2, instead of filing annual and quarterly reports on Forms 10-K and 10-Q, the Companies filed with the SEC on Form 8-K monthly reports they were required to file with the Bankruptcy Court under Rule 2015 between August 20, 2003 and November 19, 2004.

    2. The JPLs Schedule 14D-9 was not filed until January 19, 2005, as the JPLs and their professionals needed sufficient time to review the unusual nature of the Tender Offer and reach out to its principals, as outlined in H above.

    3. In addition to issuing a press release, the JPLs intend to mail the amended Schedule 14D-9 and any Schedule 14D-9 amendment to all shareholders of LSRH, as outlined in J above.

    4. As outlined in G above, the JPLs' primary duty is to the creditors of LSRH. The JPLs do not consider clarification from the Supreme Court of Bermuda necessary in this respect.

    5. Terms of the Tender Offer, the priority of parties that would be entitled to receive a distribution from the eventual liquidation of LSRH and the maximum amount the preferred shareholders would be entitled to (assuming there were sufficient assets available) are outlined in F and G above. LCL state in the Tender Offer that accrued but unpaid dividends on the preference shares is $4.92 as at December 31, 2004.

    6. The timing of the closure of eventual liquidation of LSRH is dependent on the realisation of its assets, the principal asset being its holding in LaSalle Re Limited. The run-off of LaSalle Re Limited is likely to exceed five years and may exceed ten years. The term run-off is explained in A above. LSRH may receive dividends, subject to available assets and compliance with regulatory requirements, from LaSalle Re Limited from time to time over the period of the run-off or as a liquidating distribution. The liquidation of LSRH would not be completed until all possible realisations from LaSalle Re Limited had been received, or all creditors had been paid in full (which the JPLs at present consider unlikely) if that occurred earlier. Alternatively, if LaSalle Re Limited were sold this would shorten the period of the liquidation as it would no longer be necessary to await the conclusion of the run-off.



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

                             Trenwick Group Limited (in provisional liquidation)
                        LaSalle Re Holdings Limited (in provisional liquidation)
                                                                     22/681/7440
                                                                February 8, 2005



    7.
         (i) The statement concerning the likelihood of a return for shareholders is made in both the Form 10-Q of TGL and LSRH as at June 30, 2003

         (ii) As outlined in C above, the LOC Banks are likely to be a secured creditor of LSRH and their debts are likely to exceed value of LaSalle Re Limited.

         (iii) The JPLs have received three expressions of interest in purchasing LaSalle Re Limited. However, to date the JPLs have not received any firm offers for the sale of LaSalle Re Limited.

    8.   LaSalle Re Limited is an insurance operating company in run-off.

    9. A press release in the form Exhibit (a)(2) to Schedule 14D-9 was released to various members of the press in the UK and the US on January 20, 2005.

    10.  Noted

    11.  Noted

Further as requested, the JPLs acknowledge on behalf of LSRH that:

    o    LSRH is responsible for the adequacy and accuracy of the disclosure in
         Schedule 14D-9 filing and any amendment(s);

    o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respect to the Schedule 14D-9 filing and any amendment(s); and

    o LSRH may not assert staff comments as a defence in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.


I hope that this letter provides you with the further information you were seeking, however please let me know if you require anything further.

Yours sincerely
FOR AND ON BEHALF OF
TRENWICK GROUP LIMITED (IN PROVISIONAL LIQUIDATION)
LASALLE RE HOLDINGS LIMITED (IN PROVISIONAL LIQUIDATION)


/s/ Mike Morrison
-------------------------
Mike Morrison
Joint Provisional Liquidator



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